[redacted]

05044432

SEC MAIL PROCESSING
RECEIVED
NOV 2 2 2005
WASH, D.C.
185 SECTION

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response. . .12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWENEY CARTWRIGHT & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus	Ohio	43215-3438
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak (614) 228-5391
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

10 West Broad Street, Suite 1700,	Columbus,	Ohio	43215-3713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWENEY CARTWRIGHT & CO., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

CRYSTAL L. LYNCH
Notary Public, State of Ohio
My Commission Expires 10-13-10

Signature

PRESIDENT
Title

Crystal L Lynch
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2005

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2005

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of September 30, 2005: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects when considered in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
November 4, 2005

SWENEY CARTWRIGHT & Co.
STATEMENT OF FINANCIAL CONDITION
September 30, 2005

Assets	
Cash and cash equivalents	$ 139,508
Cash segregated in special reserve account	50,000
Deposits with clearing organizations	155,017
Receivable from customers	30,048
Notes receivable	1,835
Accrued interest and dividend receivable	69,187
Trading securities owned, at market value:	
State and municipal obligations	3,850,084
Corporate equity securities	1,432,433
Corporate fixed income securities	634,307
Government and agency	15,038
Furniture and equipment, at cost, net of $581,788 accumulated depreciation	21,076
Deferred income taxes, net	71,511
Other assets	22,772
Total assets	$ 6,492,816
Liabilities and Stockholders' Equity	
Liabilities	
Short-term borrowings	$ 1,010,000
Trading securities sold, not yet purchased, at market value	67,851
Payable to customers	67,449
Payable to clearing organizations	8,173
Accrued liabilities	186,069
Total liabilities	1,339,542
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 36,832 shares	
Par value: $.50 per share	18,416
Retained earnings	5,134,858
Total stockholders' equity	5,153,274
Total liabilities and stockholders' equity	$ 6,492,816

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF OPERATIONS
For the year ended September 30, 2005

Revenues	
Net trading gains	$ 1,827,294
Commissions	278,510
Interest and dividends	234,963
Underwriting profit	85,004
	2,425,771
Operating expenses	
Compensation and commissions	1,675,959
Custody and clearing charges	111,921
Service charges	166,290
Rent and office operations	117,576
Communications	60,660
Interest	7,495
Other	260,147
	2,400,048
Income before income taxes	25,723
Income tax benefit	(64,609)
Net income	$ 90,332

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2005

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2004	36,832	$ 18,416	$ 5,044,526	$ 5,062,942
Net income	-	-	90,332	90,332
Balances, September 30, 2005	36,832	$ 18,416	$ 5,134,858	$ 5,153,274

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2005

Cash flows from operating activities	
Net income	$ 90,332
Depreciation	11,860
Changes in assets and liabilities:	
Segregated cash	475,000
Deposits with clearing organizations	65,000
Receivable from broker-dealers and clearing organizations	76,461
Receivable from customers	349,066
Accrued interest and dividends receivable	(13,078)
Securities owned	(1,463,680)
Notes receivable	(919)
Other assets	(82,996)
Payable to customers	(95,980)
Payable to clearing organization	(45,231)
Accrued liabilities	(20,619)
Trading securities sold, not yet purchased	3,797
Net cash provided by operating activities	(650,987)
Cash flows from financing activities	
Increase in short-term borrowings	745,000
Net cash from financing activities	745,000
Net increase in cash and cash equivalents	94,013
Cash and cash equivalents at beginning of year	45,495
Cash and cash equivalents at end of year	$ 139,508

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 7,495
Income taxes	$ --

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Accounting Policies
Sweney Cartwright & Co. (the "Company") is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions (where the Company serves as an agent) are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Trading securities owned and trading securities sold, but not yet purchased are stated at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits
Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as art underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the double-declining-balance method over estimated useful lives of five to ten years. Depreciation expense in fiscal year 2005 was $ 11,860.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation
Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise process equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*.

Reported net income	$ 90,332
Pro forma impact of stock-based expense	(73)
Pro forma net income	$ 90,259

Pro forma disclosures of compensation cost of stock-based awards have been determined using the fair value method that considers the time value of the option considering the volatility of the Company's stock, expected dividend yield, and the risk-free interest rate over the expected life of the option using a Black-Scholes valuation model.

The 1,000 options granted on September 12, 2005 have a weighted exercise price of $139 and expire between January 1, 2012 and 2016. One-fifth of the options will vest annually starting on January 1, 2009. The fair value of options granted in September 2005 was estimated using the following assumptions: Weighted average risk-free interest rate of 4.05%; weighted average expected life of 8.3 years, expected volatility of stock price of 0% and expected dividend yield of 0%. Based on these assumptions, the estimated weighted average fair value of options granted in September 2005 was $10.95 per option.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

The temporary differences, which comprise deferred income tax assets and liabilities, are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend credit to its customers; therefore, there are no margin transactions, and no reserve is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - SHORT-TERM BORROWINGS

During the year ended September 30, 2005, the Company maintained unsecured demand lines of credit that total $ 7.5 million. The interest rate, based on LIBOR plus 2%, was 5.9025% at September 30, 2005. At September 30, 2005, the Company had a $ 1,010,000 balance on the lines of credit.

(Continued)

NOTE 5 - INCOME TAXES

During the year ended September 30, 2005, the Company had tax exempt interest income of approximately $210,000. Current tax provision totaled $2,405 and deferred tax benefit totaled $67,314 for the year ended September 30, 2005. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income and the surtax exemption.

Deferred tax assets totaled $82,250 and deferred tax liabilities totaled $10,739 at September 30, 2005.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has a stock repurchase agreement with its stockholders which requires the Company to purchase its common stock upon notice from an individual stockholder if the other stockholders do not elect to purchase the stock. The stock would be purchased by the Company at book value.

At September 30, 2005 the Company had outstanding when issued commitments to purchase municipal bonds from customers and dealers and commitments from other investors to purchase these bonds upon issuance.

NOTE 7 - OPERATING LEASES

The Company leases its office under a lease expiring December 31, 2013. The lease can be terminated by the Company after December 31, 2010. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2006	$ 75,248
2007	75,248
2008	75,248
2009	75,248
2010	75,248
Thereafter	225,744
	$ 601,984

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $71,236 for the year ended September 30, 2005.

(Continued)

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

NOTE 9 - EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Service limitations, determines the amount of the annual matching employer contribution. The Company's contribution to the Plan for fiscal year 2005 was $16,267.

In July 2002, 1,000 options were granted to an employee with a weighted average exercise price of $116. One-fifth of the options started vesting on January 1, 2005, and were due to expire between January 1, 2008 and 2012. In August, 2005, the 1,000 options were forfeited before being exercised.

On September 12, 2005, 1,000 options were granted to an employee with a weighted exercise price of $139 and expire between January 1, 2012 and 2016. One-fifth of the options will vest annually starting on January 1, 2009. The fair value of options granted in September 2005 was estimated using the following assumptions: Weighted average risk-free interest rate of 4.05%; weighted average expected life of 8.3 years, expected volatility of stock price of 0% and expected dividend yield of 0%. Based on these assumptions, the estimated weighted average fair value of options granted in July 2002 was $10.95 per option.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall at least be $250,000. At September 30, 2005, the Company had net capital of $3,794,343 which was $3,544,343 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 31%.

SUPPLEMENTARY INFORMATION

SWENEY CARTWRIGHT & Co.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2005

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 5,153,274
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	1,481
Exchange membership	3,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	21,076
Deferred income taxes, net	71,511
Other assets	37,712
Total deductions and/or charges	135,280
Net capital before haircuts on security positions	5,017,994
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	444,225
Corporate obligations	93,603
Stocks and warrants	685,823
Total haircuts	1,223,651
NET CAPITAL	$ 3,794,343
AGGREGATE INDEBTEDNESS	
Short-term borrowings	$ 1,010,000
Payable to brokers or dealers and clearing organizations	8,173
Payable to customers	67,449
Accounts payable, accrued expense and other liabilities	186,069
Deduct adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	(82,198)
TOTAL AGGREGATE INDEBTEDNESS	$ 1,189,493
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 3,544,343
EXCESS NET CAPITAL AT 1000% (net capital in excess of 10% of aggregate indebtedness)	$ 3,675,394
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	31%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in the FOCUS Report filed by the Company dated September 30, 2004.

SWENEY CARTWRIGHT & Co.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2005

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

SWENEY CARTWRIGHT & Co.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2005

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	57,901
Customers' securities failed to receive		36,430
Credit balances in firm accounts, which are attributable to principal sales to customers		5,946
TOTAL CREDIT ITEMS	$	100,277
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	21,993
TOTAL DEBIT ITEMS	$	21,993
RESERVE COMPUTATION		
Excess of total credits over total debits	$	78,284
105% of excess of total credits over total debits	$	82,198
Amount held on deposit at September 30, 2005	$	50,000
Amount deposited on October 3, 2005		75,000
New amount in "Special Reserve Bank Account" after deposit	$	125,000

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in Part II of the FOCUS Report filed by the Company as of September 30, 2005.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Security Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of their design, changes in conditions or that the degree of compliance with the practices or procedures may deteriorate. Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

However, we wish to note the following: The Company's August 2, 2005 computation for determination of reserve requirements pursuant to Rule 15c3-3 did not reflect certain interest and redemption proceeds payable to customers. This resulted in a deficiency of $699,317 in the special reserve deposit required under Rule 15c3-3 until the Company detected the error and corrected it with an additional deposit on August 9, 2005. Management has informed us that except for the period August 2-9, 2005, they were in full compliance with Rule 15c3-3 during the fiscal year ended September 30, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
November 4, 2005